Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending June 30, 2015
	2010	2011	2012	2013	2014
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$307,219	$408,669	$435,331	$580,575	$824,745	$327,848
Add: Fixed charges	97,991	110,946	120,321	133,511	146,835	78,155
Amortization of interest capitalized	729	739	755	816	900	482
Distributed income of equity investees	4,853	5,598	7,793	3,274	3,086	31,243
Less: Interest capitalized	(2,943)	(3,174)	(6,195)	(14,339)	(22,803)	(5,053)
Total earnings	$407,849	$522,778	$558,005	$703,837	$952,763	$432,675

FIXED CHARGES:
Interest expense	$96,379	$108,869	$117,981	$130,463	$143,529	$76,363
Debt amortization expense	1,401	1,831	2,087	2,424	2,333	1,227
Rent expense representative of interest factor	211	246	253	624	973	565
Total fixed charges	$97,991	$110,946	$120,321	$133,511	$146,835	$78,155
Ratio of earnings to fixed charges	4.2	4.7	4.6	5.3	6.5	5.5

* Excludes income from equity investments.